UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Danaos Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y1968P121

(CUSIP Number)

    with a copy to:

Cerberus Capital Management, L.P.	Robert G. Minion, Esq.
Attn: Andrew Kandel, Chief Compliance Officer	Lowenstein Sandler LLP
875 Third Avenue	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1968P121
1. Names of Reporting Persons:
Cerberus Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): WC/OO (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 0.0%

14. Type of Reporting Person (See Instructions): IA

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

On November 23, 2020, funds affiliated with Cerberus Capital Management, L.P. (the “Reporting Person”) no longer beneficially own, directly or indirectly, any shares of the Common Stock or any other securities of the Company. The only transactions with respect to the shares of the Common Stock by the Reporting Person since the filing of the Schedule 13D by the Reporting Person as of November 10, 2020 were the sale of all 3,138,748 shares of the Common Stock held by the Reporting Person in brokerage transactions at a price of $11.00 per share, less brokerage commissions and fees. As a result of the transactions described herein, as of November 23, 2020, the Reporting Person ceased to beneficially own any interest in the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2020	CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Stephen Feinberg Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).